Lee pharmaceuticals 1434 Santa Anita Ave., P.O. Box 3836, South El Monte, CA 91733, U.S.A. Tel.: (626) 442-3141 • TOLL FREE: (800) 950-5337 • FAX: (626) 443-8745

June 9, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0510

RE:	Form 10-KSB for the fiscal year ended September 30, 2004
Form 10-QSB for the quarter ended March 31, 2005
File No. 1-7335

Dear Mr. Decker:

We have received the letter dated May 20, 2005 containing the comments of the Staff of the Securities and Exchange Commission (“the Commission.”)  Here are the responses of Lee Pharmaceuticals (the “Company”) to the Staff’s comments.  The number of the response corresponds to the number of the Staff’s comment.

1.         The Staff’s comment is noted.

2.         Please find below our response to the bullet points as they relate to comment 2.

•      The products which are subject to amortization and those that have indefinite lives are set forth below.

Amortization	Indefinite Lives
Merz	Bikini Bare
EVAC-U-GEN	Take-Off
Unguentine	One Step at a Time

•      The estimated useful lives (amortization period) regarding the products with a definite life is ten (10) years, which the Company has determined is reasonable.  The products to be amortized have been in the marketplace for many years (ranging from 20 years to over 50 years).  We believe these products will continue to generate sales volume.  This is based on the historical and current sales volume.  It is the Company’s opinion that these products have reached maturity.  The estimated useful life could be more than 10 years based upon the Company’s experience in the industry and marketplace, along with our understanding of the products.  The Company believes the more appropriate amortization period would be 10 years commencing October 1, 2004.

•      The products with indefinite lives have been in the marketplace ranging from 15 to over 25 years.  These products have not reached maturity, and because it is very difficult to make a determination of their useful lives, the Company will continue to evaluate and analyze them on an annual basis.  Based upon sales volume and/or any decline in sales volume, consideration will be given as to a potential impairment charge.  As it relates to Bikini Bare and Take-Off, the remaining unamortized balance as of March 31, 2005, was approximately $70,000 and $69,000, respectively.  Since the implementation of FAS-142, during fiscal year 2002, the charge to operations for intangible asset impairment pertained solely to Bikini Bare and Take-Off.

•      The Company does not have products, which have an associated covenant not to compete, with a remaining amortization period of more than 60 months.  The remaining amortization periods range between 8 and 49 months.

•      The following is a schedule of the Company’s computation pertaining to the annual amortization expense of the definite-lived intangibles.

	Product Line Balance as of 9/30/04	Amortization Period to be Utilized	Annual Amortization
Merz	$200,000	10 years	$20,000
EVAC-U-GEN	$120,000	10 years	12,000
Unguentine	$68,000	10 years	6,800
Total			$38,800

•      Regarding the definite-lived intangibles, the Company intends to commence the recording of the amortization effective October 1, 2004.  In light of the fact that the Company has disclosed its financial results through the second quarter of fiscal 2005, the amortization write off for the year ($38,800) would be written off from April 1, 2005 through September 30, 2005.  As a result, the amount of expense that should have been reported during each of the December 31, 2004 quarter and March 31, 2005 quarter, was $9,700.  Although we did not recognize an expense for the three months ended December 31, 2004 and March 31, 2005, we believe this amount ($9,700 per quarter) is immaterial in light of the financial statements taken as a whole.

3.         The Company will include similar disclosures in its future interim filings, as appropriate.

If you have any questions regarding this matter, please contact Ronald G. Lee or the undersigned directly.

Sincerely yours,

MICHAEL L. AGRESTI

Michael L. Agresti
Vice President - Finance

MLA/hb

cc:     Mr. Gus Rodriguez, Staff Accountant

United States Securities and Exchange Commission

Washington, DC 20549-0510

Mr. Ronald G. Lee, President and Chief Financial Officer

Mr. George Brenner, CPA

Mr. Richard Boehmer, O’Melveny & Myers LLP